Exhibit 99.1

NOTICE TO THE MARKET

GERDAU AMERISTEEL OBTAINS FINAL ORDER FOR PLAN OF ARRANGEMENT

Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) and Gerdau Ameristeel Corporation (TSX: GNA, NYSE: GNA) announced today that the Ontario Superior Court of Justice has issued a final order approving the previously announced plan of arrangement (the “Arrangement”) involving, among other things, the acquisition by Gerdau S.A. of all of the issued and outstanding common shares of Gerdau Ameristeel not already owned, directly or indirectly, by it for US$ 11.00 per share. The Arrangement is currently scheduled to close on Monday, August 30, 2010, following the satisfaction of certain customary conditions.

About Gerdau S.A.

Gerdau S.A. is the leading producer of long steel in the Americas and one of the world’s largest suppliers of specialty long steel. It has plants in 14 countries spanning the Americas, Europe and Asia, with total installed capacity of more than 25 million metric tons of steel. It is the largest recycler in Latin America, transforming millions of metric tons of scrap into steel every year. With over 140,000 shareholders, Gerdau S.A.’s publicly-held companies are listed in the stock exchanges of São Paulo (Bovespa: GGBR4, GGBR3, GOAU4, GOAU3 and AVIL3), New York (NYSE: GNA, GGB), Toronto (TSX: GNA), Madrid (Latibex: XGGB) and Lima (BVL: SIDERC1).

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 10 million metric tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel’s majority shareholder is Gerdau S.A.

Forward Looking Statements

This release contains forward-looking statements relating to the acquisition by Gerdau S.A. of the shares of Gerdau Ameristeel that Gerdau S.A. does not already own, including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks and uncertainties including, without limitation, the satisfaction or waiver of certain conditions contemplated by the definitive arrangement agreement. As a result of these risks and uncertainties, the proposed transaction could be modified, restructured or not be completed, and the results or events predicted in these forward-looking statements may differ materially from actual results or events. These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. Gerdau S.A. and Gerdau Ameristeel do not assume and expressly renounce any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made. Additionally, Gerdau S.A. and Gerdau Ameristeel undertake no obligation to comment on expectations of, or statements made by third parties in respect of the proposed transaction.

Rio de Janeiro, August 27th, 2010.

Osvaldo Burgos Schirmer

Executive Vice-President and

Investor Relations Officer